STERLING CONSTRUCTION COMPANY, INC.
20810 Fernbush Lane
Houston, TX 77073
(281) 821-9091
August 24, 2005
Tracey McKoy, Staff Accountant
Securities and Exchange Commission
1 Station Place, N.E., Stop 0510
Washington, D.C. 20549

Re:	Sterling Construction Company, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 1-31993
Dear Ms. McKoy:
     Pursuant to your letter of August 5, 2005, Sterling Construction Company, Inc. (“SCCI” or “the Company”) has prepared the following responses and intends to re-file its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the period ended March 31, 2005 in accordance with items below, following your review of the proposed changes enclosed herewith.
Management’s Discussion and Analysis, page 10
Cash Flows, Page 15
1.	When preparing the discussion and analysis of operating cash flows, please address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows. Specifically, we note you identify several increases and decreases in particular balance sheet accounts, which is information that is readily obtainable by the reader, however, you do not provide an analysis of these changes or the positive or negative impact on future cash flows. Refer to SEC Release 33-8350 for guidance.

The Company has amended its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005 to describe changes in items included in the cash flow statement. See page 17 of the Amended 10-K/A for the year ended December 31, 2004 and page 11 of the Amended 10-Q/A for the quarter ended March 31, 2005.

8/25/2005

2.	Address why cost and estimated earnings in excess of billings increased 359% from 2003 to 2004 and why billings in excess of cost and estimated earnings decreased 54% from 2003 to 2004

The Company has amended its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005 to explain these changes. See page 17 of the 10-K/A for the year ended December 31, 2004.
Contractual Obligations, page 11
3.	Include interest payments and firm purchase obligations as part of your tabular disclosure. See Item 303 (a) (5) of Regulation S-K and footnote 46 to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Footnote 46 to Release 33-8350 states that “cash requirements for items such as interest may not be included in the tabular disclosure, but should be discussed if material”. In its amended Form 10-K for the year ended December 31, 2004, the Company has expanded its discussion below the contractual obligations table to include related party interest. See page 12 of the document.
Results of Operations, pages 16-18
4.	We note you have presented the non-GAAP measure, EBITDA. Revise to provide all the disclosures required by Item 10(e) of Regulation S-K and Question 8 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Address this comment as it relates to your Form 8-K dated May 12, 2005 announcing your first quarter earnings.

The Company believes that the non-GAAP measure of EBITDA is a standard measure within the industry. Furthermore, certain incentive compensation paid by the Company is measured in relation to EBITDA, as was the basis for the price of the Put. The Company has amended its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005 to include a more detailed statement regarding the use of EBITDA See page 18 to the Company’s Form 10-K/A for the year ended December 31, 2004, and page 13 to the Company’s Form 10-Q/A for the quarter ended March 31, 2005.

The Company has included an explanation of the use of EBITDA in the 8-K dated August 11, 2005 announcing the second quarter earnings and will file an amended 8-K in respect of its first quarter earnings including such explanation.

8/25/2005

5.	Provide a comprehensive discussion of your interest expense and income taxes as these amounts have materially changed from period to period and have had a material impact on your income before taxes and net income for each period presented.

The Company has amended its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005 to include a discussion of interest expense and taxes. See pages 19 and 21 of Form 10-K/A and page 14 of Form 10-Q/A.
Note 4 — Investment in Affiliated Company (“Sterling Transaction”), page 33
6.	We note that as a part of the Sterling Transaction, you granted the Selling Shareholders a “Put” option for the remaining 19.9% of SHH stock owned by them, pursuant to which they had the right to sell remaining SHH shares to the Company at a date of their choosing between July 2004 and July 2005 at a minimum purchase price of $105 per SHH share. We also note that effective July 19, 2004, the Selling Shareholders exercised their put. Expand your disclosures to provide the following additional information.
•	Clarify how you determined the appropriate date at which to value your common stock issued in connection with the exercise of the Put. Refer to EITF99-12. In this regard, clarify what you mean by “at an agreed value of $4.00 per share”.

The Company determined that the November 13, 2004 date was the appropriate date to set in valuing the common stock issued in the transaction based on EITF 99-12. This was the date that the terms were settled and announced. The Company used the stock price for several days prior to and after the announcement in determining the value of the stock at which to record the transaction. The $4.00 stock price was used as a basis in the negotiation process between the parties in determining the number of shares to be issued in the transaction.

•	You indicate that the final settlement of the Put transaction resulted in an increase of approximately $5.1 million to the Company’s reported amount of goodwill related to SHH. Clarify why you had no adjustments to the fair value of the underlying assets and liabilities of SHH to the extent of the additional ownership acquired (20%) separate from goodwill in accordance with SFAS 141. Disclose your purchase price allocation to help clarify your accounting.

8/25/2005

The Company determined that there were no adjustments necessary to the underlying value of the assets and liabilities due to the fact that book value approximated fair value in all material respects. We have included a copy of the purchase price allocation in the amended Form 10-K/A for the year ended December 31, 2004 to clarify.

•	Clarify how the fair value of the Put was determined as of March 31, 2004 and June 30, 2004. It is unclear to us, given the likelihood the Put would be exercised in 2004, why there was not an increase in fair value prior to the July 19, 2004 exercise date.

At the end of each of the quarters ended March 31, 2004 and June 30, 2004, the Company evaluated the fair value of the Put and determined that no adjustment was necessary. The Put liability was determined to be the difference between the fair value of 19.9% of SHH and the expected exercise price of the Put. Any increase in the expected Put exercise price, being driven by an increase in SHH’s EBITDA, reflected a proportional underlying increase in the fair value of SHH.

In addition, the final computation of the purchase price of SHH was based on a calculation of EBITDA at SHH for the 12 months ending with the exercise date. The final calculation (by an independent party) was not completed until November 2004, and thus, goodwill could not be calculated until that date.
Provide us with the authoritative literature you relied on to account for this transaction.
At the time the Put was initially recorded, the Company followed guidance in SFAS 141 paragraphs 35-37 and EITF 00-06 in paragraph 8D as well as analogous guidance in EITF 00-19 paragraph 9.
     Note 5 — Line of Credit and Long-Term Obligations — Subordinated Zero Coupon Notes, page 36
7.	Disclose the amount of interest forgiven on your subordinated zero coupon notes and where such forgiveness is reflected within your financial statements. Also clarify why the accretion of the discount on these notes is not reflected as an adjustment to reconcile income from operations to net cash provided by operating activities within your Consolidated Statements of Cash Flows for the periods the zero coupon notes were outstanding.

Interest in the amount of $48,000 was forgiven by NASCIT in December 2003 in consideration for a partial prepayment on its zero coupon note. The

8/25/2005

Company reduced its reported interest expense by this amount. The Company has amended its Form 10-K for the year ended December 31, 2004 to disclose within MD&A the amount of accretion on the zero coupon notes, which was $617,000, $744,000 and $761,000 in fiscal 2004, 2003 and 2002, respectively. The Company believes such amounts were not material to its results of operations. See page 40 of the document. The zero coupon notes were replaced by amortizing debt in December 2004.
Note 6 — Financial Instruments, page 39
8.	Clarify what you mean by the statement “The Company’s other debt is subordinate to the SHH Revolver, thus the carrying value of 12% approximates its fair value”.

The Company is referring to notes held by management and directors, of which book value is equal to fair value. These notes are subordinate to the Company’s lines of credit, thus there is more risk associated with the repayment of these notes, hence their higher interest rate, which approximates market rates of interest for such subordinated debt.
Note 15 — Self-Insurance, page 46
9.	We assume your policy to accrue the estimated liability for employee health claims includes an estimate for incurred but not reported claims. Clarify your policy in future filings or tell us how your policy is appropriate.

The Company has amended its Form 10-K for the year ended December 31, 2004. See page 50 of the document.
Note 15 — Litigation, page 47
10.	We note that you have assessed the materiality of the Ames preference claims with reference to the overall financial condition of the Company. Expand your assessment of materiality with reference to your results of operations and liquidity.

The Company’s Steel City Products subsidiary (“SCPI”) has an administrative claim in the Ames bankruptcy case for approximately $171,000 (gross) which has been written down to $19,000 as of June 30, 2005. The latest indications from the bankruptcy court filings are for a distribution approaching 100 cents on the dollar to administrative claimants, which would value this claim at close to $170,000, i.e. $150,000 more than its current carrying value. Ames has made partial payments on these administrative claims except to claimants against whom an unresolved preference action is outstanding (Ames having filed preference actions against several thousand of its suppliers, including SCPI). The total preference action initially brought by

8/25/2005

Ames against SCPI was for $412,000, but Ames has subsequently acknowledged that this amount should have been approximately $153,000. Based on extensive research by its lawyers, SCPI believes the Ames preference action filed against it to be totally without merit, but has initiated settlement discussions in an attempt to resolve the preference action for a modest payment, which would be offset against the expected recovery on the administrative claim of $171,000 described above. In the circumstances, the Company does not believe that the liability for any successful preference action by Ames could exceed the amount due on its administrative claim.
Item 9(A) — Controls and Procedures, page 50
11.	We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “except as discussed below.” Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

The Company has amended its Form 10-K for the year ended December 31, 2004 to state that its controls and procedures were not effective.

12.	Please address the above comment as it relates to your Form 10-Q for the quarter ended March 31, 2005.

Corrective steps were taken in the first quarter of fiscal 2005, and the Company has amended its Form 10-Q for such quarter to confirm that its disclosure controls and procedures for the period were effective.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

8/25/2005

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Maarten D. Hemsley
Maarten D. Hemsley
Chief Financial Officer

8/25/2005